SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Colombia receives approval to consolidate

its operations under a single company

Nu Holdings Ltd. ("Nu Holdings”of "Company”) informs its shareholders and the market that the Financial Superintendence of Colombia (“SFC”) has formally approved the merger of its Colombian entity Nu Colombia S.A. into Nu. Colombia Compañía de Financiamiento S.A..

The merger, which consolidates the accounts and operations in the country into one single entity (Nu. Colombia Compañía de Financiamiento S.A.) supervised by the SFC, reinforces the Company's long-term vision and commitment to Colombia and will allow the expansion of its portfolio of products and services in the future.

Contacts

Investors Relations	Media Relations
Jörg Friedemann	Leila Suwwan
investors@nubank.com.br	press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  November 25, 2024